

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 8, 2011

Via U.S. Mail
Michael Forster
Principal Executive Officer
Power-Save Energy Company
3940-7 Broad Street, #200
San Luis Obispo, CA 93401

> **Re: Power-Save Energy Company**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed April 13, 2011**
> **Form 10-Q for the Quarterly Period Ended June 30, 2011**
> **Filed August 10, 2011**
> **File No. 000-30215**

Dear Mr. Forster:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 1. Description of Business, page 5

1. We note that 43% of your revenues were derived from Power-Save California and that this customer represented 98% of your total accounts receivables. Please revise your disclosure to discuss this customer and its significance to your business. Refer to Item 101(h)(4)(vi) of Regulation S-K.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation, page 9

Results of Operations, page 9

2. Please expand this section to discuss known material operating trends and uncertainties. In this regard, we note your statement that your revenues decrease by $1,459,710 or 31% for the period from fiscal 2009 to fiscal 2010. Please discuss whether you anticipate that this trend will continue.

3. We note your disclosure that general and administrative expenses for the year ended December 31, 2010 were $1,189,631. This is not consistent with the $1,223,631 reported on your income statement. Please explain or revise for consistency. Additionally, please clarify for us whether stock compensation issued for services is recorded to general and administrative expense and to the extent material, please quantify in your disclosure.

Liquidity and Capital Resources, page 9

4. We note your disclosure that you made adjustments to your cost structure that should provide a positive cash flow. Please revise to discuss these adjustments and explain in more detail why you expect these adjustments should provide positive cash flow.

Cash Requirements, page 10

5. We note your disclosure that you "do not have sufficient cash on hand to pay the costs of [y]our operations as projected to twelve (12) months or less or to fund [y]our operations for that same period of time." Please revise to disclose the period of time that your available cash can sustain your current operations.

6. You also disclose that you will "require additional financing in order to proceed with some or all of [y]our goals as projected over the next twelve (12) months." Please revise to disclose these goals and the associated costs and expenses.

Going Concern, page 10

7. We note your disclosure that your auditors stated in their report that they have substantial doubt about your ability to continue as a going concern; however, we note no such opinion disclosed in the auditors' report on page F-1. Please review this disclosure with your auditor and explain or revise.

Item 8. Financial Statements and Supplementary Data, page 13

Balance Sheet, page F-2

8. We note accounts payable combined with other current liabilities represents approximately 91% of your total liabilities. Please explain the nature and composition of your accounts payable and other current liabilities.

Cash Flows, page F-5

9. We note proceeds of $190,000 from your private placement of 1,900,000 shares in January 2010 but no proceeds related to the additional 200,000 shares issued in May 2010. Please explain.

Notes to Financial Statements, page F-6

Note 2 – Summary of Significant Accounting Policies, page F-6

Accounts Receivable, page F-6

10. We note that you have a material accounts receivable balance resulting from a significant increase in your balance between 2009 and 2010. Please explain and disclose the composition of your accounts receivable balances and the related payment terms. Please analyze and explain to us and in MD&A the factors behind the change as well as the change in the days sales outstanding, changes in the aging of account balances and changes in your allowance for the periods. Tell us and disclose whether there has been any collectability or billing issues with any major customers or class of customers. Tell us and disclose if you have implemented any significant changes in credit terms, (i.e., extended payment terms), collection efforts, credit utilization, and/or delinquency policies.

Note 9 – Subsequent Events, page 25

11. We note the suit filed against the Company from a dispute surrounding a commercial real estate lease. Please tell us and disclose in more detail the nature of this dispute and its current status. ASC 450 requires a company to disclose the amount or range of reasonably possible loss or range of loss in excess of the amount accrued. Please disclose this information in your next Form 10-Q and provide us with your proposed disclosure. If you conclude that you cannot estimate a range of reasonable possible losses on any of the matters, please disclose this fact in your next Form 10-Q in accordance with ASC 450. In addition, for those matters for which you cannot estimate a range, please supplementally provide an explanation of the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure. To the

extent the amount is not material please indicate this by including disclosure that any
such amount in addition to the amount accrued is not material to the financial statements.

Note 10 – Concentrations, page 25

12. Please explain the relationship between you and Power-Save California, your largest
customer. If it is a related party, please state so in the filing. Reference is made to Rule
404(a) of Regulation S-K.

Signatures, page 35

13. The report should be signed on your behalf by your principal executive officer, principal
financial officer, controller or principal accounting officer and at least a majority of the
board of directors. Also, any person who occupies more than one of the specified
positions shall indicate each capacity in which he signs the report. Please refer to the
Signature Page and General Instruction D to Form 10-K, and revise to include the
signatures of the specified persons in the second signature section of Form 10-K.

Form 10-Q for the Quarterly Period Ended June 30, 2011

Item 1. Financial Statements, page 3

Statement of Cash Flows, page F-3

14. Please explain your basis for supplementally presenting common stock issued for
services in the amount of $80,000 at the bottom of your cash flows instead of presenting
it as a non-cash adjustment reconciling net loss to net cash used in operating activities.
Refer to FASB ASC 230-10-45-28.

Notes to Financial Statements, page F-4

Note 7 – Stockholders Equity, page 12

15. We note you issued 16,521,200 shares in April 2011 for services rendered by Michael
Forster and 8,000,000 in June 2011 for services rendered by others. Please quantify the
expense amounts and advise us where you accounted for them in the financial statements
for the corresponding reporting periods.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Scott Stringer, Staff Accountant, at (202) 551-3272 or Andrew Mew, Accounting Branch Chief, at (202) 551-3377 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342 or Catherine Brown, Staff Attorney, at (202) 551-3513 if you have questions regarding any other comments.

Sincerely,

/s/ Andrew Mew

Andrew Mew
Accounting Branch Chief